Contact

www.linkedin.com/in/alejandrochouza (LinkedIn)

Top Skills

Entrepreneurship
Nunchuck
Strategy

Languages

English
Spanish

Alejandro Chouza Sarquis

Co-founder | COO @ Arrived
Seattle, Washington, United States

Experience

Arrived

Co-founder | COO at Arrived
July 2020 - Present (3 years 9 months)

At Arrived anybody can buy shares in rental properties and vacation rentals starting with $100 and start earning money from day one. Our goal is to make real estate investing easy and accessible to millions of people who don't have the expertise, time, or large amounts of capital needed to buy a rental property on their own.

In our first 18 months we have funded over 200 properties and over $75M USD in property value. Read more about our latest $25M Series A fundraising round where we welcomed our new investor Forerunner and existing investors Jeff Bezos, Good Friends (a venture fund run by the CEOs and co-founders of Warby Parker, Harry's & Allbirds), Marc Benioff, Spencer Rascoff (former CEO of Zillow), Dara Khosrowshahi (CEO of Uber), Hadi Partovi (CEO & founder of Code.org), Fred Tuomi (Former CEO of Invitation Homes), Core Innovation Capital, PSL Ventures & Neo.
https://techcrunch.com/2022/05/17/backed-by-forerunner-and-bezos-back-arrived-a-startup-that-lets-you-buy-into-single-family-rentals-for-as-little-as-100/

OYO USA

VP Operations - Northwest USA
May 2019 - July 2020 (1 year 3 months)
Greater Seattle Area

Led the Northwest USA market launch across 12 states (WA, OR, ID, HI, CO, UT, MT, WY, SD, ND, AK) for OYO Rooms, who has pioneered the world's first full stack technology led hospitality model, with over 24,000 exclusive hotels in its chain.

Uber

General Manager
September 2014 - May 2019 (4 years 9 months)

- GM for Northwest US RideShare & JUMP Operations (WA, OR, AK, MT, ID, WY)
- Head of Vehicle Solutions - Mexico & Caribbean
- GM for Northwest Mexico Operations (NWK)

Discover A Hobby
Founder & CEO
October 2007 - January 2017 (9 years 4 months)

With over 100k monthly users across 300 hobby categories, Discover A Hobby is the largest hobby learning community online. Company was acquired in 2017

Microsoft
Sr Product Manager / Sr Product Marketing Manager
September 2010 - August 2014 (4 years)
Redmond, WA

Loxal Rewards
Co-founder and COO
October 2010 - November 2011 (1 year 2 months)

Loxal Rewards is a small merchant loyalty program aggregates that allows consumers to consolidate their loyalty programs and allows merchants to reward and identify their best customers.(www.loxalrewards.com)

Tecnologias Innovadoras Organicas S de RL de CV
Co-founder and Co-CEO
2004 - June 2008 (4 years)

Built and managed pharmaceutical manufacturing company with 200+ employees. Company was acquired in 2008

Education

The Wharton School
MBA, Venture Development and Innovation · (2008 - 2010)

Babson College
B.S., Entrepreneurship · (1999 - 2003)